FILE 82-4297

Re Rule 12 g3-2(b) submission by Konecranes Plc


09045162

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

December 18, 2008 KCI Konecranes PLC

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on December 11th and 18th, 2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Sanna Päiväniemi
IR Manager

dw 1/22

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES PLC STOCK EXCHANGE RELEASE December 18, 2008 at 5.15 p.m.

THE 2009 SHARE SUBSCRIPTION SCHEDULE UNDER KONECRANES PLC'S STOCK OPTION PLANS 2001, 2003 AND 2007

Based on Konecranes Plc's stock option plans, 2001 Series B, 2003 Series C and 2007 Series A stock options will entitle their holders to subscribe for shares in 2009 as shown in the table below:

Share subscription deadline	Entry into the Trade Register on or about	New shares tradable on or about
January 22, 2009	February 10, 2009	February 11, 2009
**February 26, 2009	March 19, 2009	March 20, 2009
April 14, 2009	May 6, 2009	May 7, 2009
May 28, 2009	June 18, 2009	June 19, 2009
July 14, 2009	August 4, 2009	August 5, 2009
September 3, 2009	September 24, 2009	September 25, 2009
October 14, 2009	November 4, 2009	November 5, 2009
November 30, 2009	December 16, 2009	December 17, 2009

Shares will establish shareholders rights as of the date of share registration. Note! ** not entitled to dividend for 2008

Subscriptions will be accepted at Evli Bank Plc.

Shares subscribed in between December 1, 2009 and January 22, 2010 will be registered into the Trade Register on or about February 10, 2010.

Terms and Conditions of the Stock Option Plans in brief

The maximum number of stock options under the 2001 Series B stock option plan totals 600,000 shares. The share subscription period for 2001B stock options began on April 1, 2007 and will terminate on March 31, 2010, the related share subscription price amounting to EUR 8.50. The annual period of subscription shall be as of January 2 until November 30.

The maximum number of stock options under the 2003 Series C stock option plan totals 800,000 shares. The share subscription period for 2003C stock options began on May 2, 2007 and will terminate on March 31, 2009, the related share subscription price amounting to EUR 6.25.

The maximum number of stock options under the 2007 Series A stock option plan totals 987,500 shares. The share subscription period for 2007A stock options will begin on May 2, 2009 and terminate on April 30, 2011, the related share subscription price amounting to EUR 25.72.

On June 12, 2008, Konecranes Plc's Board of Directors decided on the allocation and distribution of stock options under the 2007 Series B stock option plan to the company's key employees. The related subscription period will begin on May 2, 2010 and terminate on April 30, 2012. The maximum number of stock options under the 2007 Series B stock option plan totals of 1,000,000 shares.

Currently, stock options issued under Konecranes Plc's ongoing stock option plans entitle the options' holders to subscribe for a total of 2,368,200 shares. The terms and conditions of all of the company's stock option plans are available at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 9,600 employees, at more than 470 locations in 43 countries. Konecranes is listed on NASDAQ OMX Helsinki Ltd (symbol: KCR1V).

KONECRANES PLC



Sanna Päiväniemi
IR Manager

FURTHER INFORMATION
Teo Ottola, Chief Financial Officer, Konecranes Plc, tel. +358 20 427 2040

DISTRIBUTION
NASDAQ OMX Helsinki Ltd
Major media
www.konecranes.com

KONECRANES PLC STOCK EXCHANGE RELEASE December 18, 2008 at 2.20 p.m.

INCREASE IN KONECRANES' NUMBER OF SHARES REGISTERED

The 96,000 new Konecranes shares subscribed for with the C series stock option rights under Konecranes 2003 stock option plan have been recorded in the Trade Register on December 18, 2008. Following these subscriptions the number of Konecranes Plc's shares will increase to 61,612,320 shares. The total subscription price, EUR 600,000 will be booked to the paid in capital.

The new shares will carry shareholders' rights from the date of registration.

Konecranes will apply for their listing on the NASDAQ OMX Helsinki Ltd with the company's existing shares. Trading in the new shares will start on or about December 19, 2008.

Konecranes Plc has three ongoing stock option plans that entitle to subscriptions of 2,368,200 shares in total.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 9,600 employees, at more than 470 locations in 43 countries. Konecranes is listed on the NASDAQ OMX Helsinki Ltd (symbol: KCR1V).

KONECRANES PLC



Sanna Päiväniemi
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
NASDAQ OMX Helsinki Ltd
Media
www.konecranes.com

KONECRANES PLC STOCK EXCHANGE RELEASE December 11, 2008 at 5.00 p.m.

SHARE SUBSCRIPTIONS UNDER KONECRANES 2003C STOCK OPTION PLAN

A total of 96,000 new Konecranes shares have been subscribed for with the C series stock option rights under Konecranes 2003 stock option plan. The share subscription price was EUR 6.25/share.

Following these subscriptions the number of Konecranes Plc's shares will increase to 61,612,320 shares. The total subscription price, EUR 600,000 will be booked to the paid in capital.

The new shares will be recorded in the Trade Register on or about December 18, 2008.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 9,600 employees, at more than 470 locations in 43 countries. Konecranes is listed on the NASDAQ OMX Helsinki Ltd (symbol: KCR1V).

KONECRANES PLC



Sanna Päiväniemi
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
NASDAQ OMX Helsinki Ltd
Media
www.konecranes.com

END